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                                                FILED PURSUANT TO RULE 424(b)(3)
                                            REGISTRATION STATEMENT NO. 333-55912


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 25, 2001)


                               THE VIALINK COMPANY

         You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

         AN INVESTMENT IN OUR SECURITIES INVOLVES SUBSTANTIAL RISKS. THESE RISKS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 3 OF THE PROSPECTUS ACCOMPANYING THIS PROSPECTUS SUPPLEMENT.

         The conversion price of the Company's Series A Convertible Participating Preferred Stock has been adjusted to $0.82 and the terms of the Series A Convertible Participating Preferred Stock were adjusted to include payment in-kind of all remaining premium payable. These adjustments result in each share of preferred stock being convertible into 3,837 shares of the Company's Common Stock. At November 5, 2001, all of the Company's Series A Convertible Participating Preferred Stock has been converted into common stock.

         The exercise price of the Series A Warrants and Placement Agent Warrants originally issued on February 7, 2001 in connection with the issuance of the Company's Series A Convertible Participating Preferred Stock has been adjusted to $0.10. All Series A Warrants and Placement Agent Warrants which remain unexercised at November 5, 2001 shall have an Exercise Price of $0.30. At November 5, 2001, warrants to purchase 1.3 million common shares remain outstanding.

         Our common stock is quoted on the Nasdaq National Market under the symbol "VLNK." On November 2, 2001, the last reported sales price of our common stock as quoted on the Nasdaq National Market was $0.24 per share. On August 13, 2001 we announced that we received a letter from The Nasdaq Stock Market, Inc., pursuant to Nasdaq Marketplace Rule 4815 (b), containing a Nasdaq staff determination that we do not comply with the minimum market capitalization requirement for continued listing on The Nasdaq National Market. Our hearing before a Nasdaq Listing Qualifications Panel to appeal the staff determination occurred on October 18, 2001. viaLink's common stock will continue to trade on The Nasdaq National Market pending the Panel's decision.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The date of this prospectus supplement is November 5, 2001



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                                TABLE OF CONTENTS


PROSPECTUS SUPPLEMENT                             PAGE
General                                            2
Recent Events                                      2
Plan of Distribution                               2


                                     GENERAL

         This prospectus supplement is part of a registration statement that we previously filed with the SEC. This prospectus supplement provides specific information related to adjustments to the conversion price of the Company's Series A Convertible Participating Preferred Stock and the exercise price of the Series A Warrants and the Placement Agent Warrants. You should read both this prospectus supplement and the prospectus carefully.

         You should rely only on the information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock.

                                  RECENT EVENTS

         On August 20, 2001 we filed a Current Report of Form 8-K announcing further staff and expense reductions. We have recently, among other things, reduced our workforce by approximately 45 percent. On September 6, 2001, we filed a Current Report of Form 8-K announcing our chief executive officer's resignation and the appointment of an interim chief executive officer. The Forms 8-K are incorporated by reference in this prospectus.

                              PLAN OF DISTRIBUTION

         The sale of common stock held by the selling shareholders and covered by this prospectus supplement may be sold or distributed at any time or from time to time by the selling stockholders, their pledges, donees, transferrees or other successors in interest, in one or more transactions. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to the then current market price, in negotiated transactions, or at such other price as the selling stockholders may determine from time to time.



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